PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED JANUARY 8, 2002)                 Registration No. 333-72282

[LUCENT TECHNOLOGIES LOGO]
                            LUCENT TECHNOLOGIES INC.
                      1,885,000 SHARES OF 8.00% REDEEMABLE
                          CONVERTIBLE PREFERRED STOCK

         $1,885,000,000 PRINCIPAL AGGREGATE AMOUNT OF 8.00% CONVERTIBLE SUBORDINATED DEBENTURES ISSUABLE IN EXCHANGE FOR THE PREFERRED STOCK

        317,340,127 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE
            CONVERSION PRIVILEGE ATTACHED TO THE PREFERRED STOCK OR
                      CONVERTIBLE SUBORDINATED DEBENTURES

         46,328,725 SHARES OF COMMON STOCK ISSUABLE IN CONNECTION WITH
                THE PAYMENT OF DIVIDENDS ON THE PREFERRED STOCK

                               ------------------

     This prospectus supplement relates to resales of preferred stock and to sales of convertible subordinated debentures that may be issued in exchange for preferred stock and to common stock that may be issued upon conversion of preferred stock or convertible subordinated debentures, by the securityholders named under the caption "Selling Securityholders" in this prospectus supplement and the accompanying prospectus, as supplemented, all as described under the caption "Plan of Distribution" in the accompanying prospectus. This prospectus supplement should be read in conjunction with the accompanying prospectus dated January 8, 2002, and the prospectus supplements dated February 7, 2002, March 29, 2002, May 29, 2002, July 1, 2002, July 3, 2002, August 28, 2002, September
12, 2002, October 11, 2002, November 1, 2002, December 4, 2002 and April 15,
2003, which are to be delivered with this prospectus supplement.

     Each share of preferred stock is convertible at any time, at the option of the holder and in the manner described in the accompanying prospectus, into fully paid and nonassessable shares of our common stock. The preferred stock is currently convertible into common stock at a conversion price of $5.94 per share of common stock (equivalent to a conversion rate of 168.3502 shares of common stock for each share of preferred stock), representing an adjustment of the initial conversion price of $7.48 per share of common stock (or initial conversion rate of 133.6898 shares of common stock for each share of preferred stock) on account of our distribution of our shares of Agere Systems Inc. to our common shareowners in connection with our spin-off of Agere Systems Inc. and is subject to further adjustments as described in the accompanying prospectus.

     The table appearing under "Selling Securityholders" in the accompanying prospectus, as supplemented, is hereby amended by the addition of, or the listing of additional shares for, the following selling securityholders:

                                                                PRINCIPAL
                                                                AMOUNT OF                   SHARES OF
                                                               CONVERTIBLE                   COMMON
                                                   SHARES OF   SUBORDINATED   SHARES OF    STOCK OWNED
                                                   PREFERRED    DEBENTURES     COMMON     PRIOR TO THIS
SELLING SECURITYHOLDER (1)                         STOCK (2)      (2)(3)      STOCK (4)     OFFERING
--------------------------                         ---------   ------------   ---------   -------------
Zurich Institutional Benchmarks Master Fund
  Ltd. ..........................................     550        550,000       92,593          Nil

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(1) Information about other selling securityholders may be provided in prospectus supplements or post-effective amendments.

(2) In each case, none of these securities were held prior to this offering.

(3) Based on the principal amount of convertible subordinated debentures originally issuable in exchange for the preferred stock, calculated by reference to the initial liquidation preference of the preferred stock of $1,000.00 per share. The principal amount is subject to increase as a result of increases in the liquidation preference of the preferred stock to reflect the accretion of unpaid dividends. See "Description of Preferred Stock-Exchange Right" in the accompanying prospectus.

(4) Based on the shares of common stock originally issuable upon exercise of the conversion privilege attached to the preferred stock or the convertible subordinated debentures with fractions rounded up to the nearest whole share. The number of shares of common stock so issuable is subject to increase as a result of antidilution adjustments and, in the case of conversion of the preferred stock, increases in the liquidation preference of the preferred stock to reflect the accretion of unpaid dividends. No fractional shares of common stock will be issued upon conversion of the preferred stock. Instead of issuing fractional shares, we will deliver scrip that will entitle the holder to receive a full share upon surrender of such scrip aggregating a full share. See "Description of Preferred
    Stock - Conversion Rights" and Description of the Convertible Subordinated Debentures - Conversion," in the accompanying prospectus.

     Unless otherwise disclosed in the footnotes to the table above, no selling securityholder has, or within the past three years has had, any position, office or other material relationship with us or any or our predecessors or affiliates.

     Our common stock trades on the New York Stock Exchange under the symbol "LU". On June 25, 2003, the closing sale price of our common stock was $1.94 per share.

     INVESTING IN OUR PREFERRED STOCK, CONVERTIBLE SUBORDINATED DEBENTURES OR OUR COMMON STOCK INVOLVES RISKS. "RISK FACTORS" BEGINS ON PAGE 9 OF THE ACCOMPANYING PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS WHICH ACCOMPANIES THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this prospectus supplement is June 26, 2003

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